

<u>**VIA FACSIMILE AND U.S. MAIL**</u>

March 2, 2010

Lamar M. Chambers
Chief Financial Officer
Ashland, Inc.
50 East Rivercenter Boulevard
Covington, Kentucky 41012-0391

       RE: **Ashland, Inc.**
              Form 10-K for the Year Ended September 30, 2009
              Form 10-Q for the Period Ended December 31, 2009
              File No. 1-32532

Dear Mr. Chambers:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

                      Sincerely,

                      Rufus Decker
                      Accounting Branch Chief